

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 8, 2011

Jack Lu
President and Chief Executive Officer
UTStarcom, Inc.
20F, Tower E1, The Towers
Oriental Plaza
No. 1 East Chang An Avenue
Dong Cheng District
Beijing, 100738
People's Republic of China

> **Re:** **UTStarcom, Inc.**
> **Annual Report on Form 10-K for year ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 000-29661**

Dear Mr. Lu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Acquisition, page 54

1. We note that the Stage Smart acquisition will "enable [you] to launch an internet TV platform to generate revenue through subscription, advertising and value-added service." Please provide additional information about the nature of the

Stage Smart's business and the products and/or services you expect to be able to offer through this business.

Item 9A – Controls and Procedures, page 155

Management's Annual Report on Internal Control over Financial Reporting, page 155

2.   We note that one of your material weaknesses resulted in a control deficiency that "did not prevent inappropriate material banking transactions." Please provide additional information about the nature of these transactions and specifically discuss the risks associated with such transactions in the related risk factor on pages 32 and 33.

Remediation of Material Weaknesses in Internal Control over Financial Reporting Reported in 2009, page 157

3.   Clarify that you did not remediate all material weaknesses reported in 2009 since the weakness related to controls over the period-end financial reporting process has persisted in 2010. Discuss your remediation efforts in this regard and explain why there were unsuccessful.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.


Sincerely,

/s/ Celeste M. Murphy


for Larry Spirgel
   Assistant Director

cc: Carmen Chang, Esq.
   Scott Anthony, Esq.
   Eva Wang, Esq.
   Valerie Barnett, Esq.
   Wilson Sonsini Goodrich & Rosati, P.C.
   Via facsimile: (650) 493-6811